Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	3Q 2006	3Q 2005	YTD 2006	YTD 2005
Income from continuing operations	10,190	10,483	28,468	29,251
Additions:
Fixed charges
Interest expense	12,527	9,798	34,453	27,668
Capitalized interest	1,038	289	2,508	729

	13,565	10,087	36,961	28,397

Deductions:
Capitalized interest	(1,038)	(289)	(2,508)	(729)

Adjusted earnings	22,717	20,281	62,921	56,919

Fixed Charges (from above)	13,565	10,087	36,961	28,397
Ratio of Earnings to Fixed Charges	1.67	2.01	1.70	2.00